

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 4, 2009

By U.S. Mail and Facsimile

Mr. Richard Hanson
Chief Financial Officer
Show Me Ethanol, LLC
P.O. Box 9, 26530 E. Highway 24
Carrollton, Missouri 64633

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-52614**

Dear Mr. Hanson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note that you filed an amendment to your 2008 Form 10-K. In the future, please be aware that amendments to periodic reports should be marked with the letter "A" to designate them as an amendment (e.g., Form 10-K/A) and should be numbered sequentially (e.g., Form 10-K/A1, Form 10-K/A2).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 20

2.   You disclose that you are not in compliance with your debt covenants at December 31, 2008. As a result, your auditor has expressed substantial doubt about your ability to continue as a going concern. Given these matters, please tell us and disclose in future filings:
   - If you received or requested a waiver for the covenants you failed to meet at December 31, 2008 from your lender and whether any amendments have been made or requested to your debt agreements to cure this violation;
   - The potential consequences of, and your intentions if you are unable to amend your debt agreements;
   - Whether you expect to be in compliance with your debt covenants at March 31, 2009, including disclosing the actual ratios/amounts versus the minimum/maximum ratios/amounts required as of the interim reporting date; and
   - A specific and comprehensive discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), *Uncertainty About an Entity's Continued Existence*.

Item 8. Financial Statements

Note 12. Commitments, Contingencies and Subsequent Event, page F-15

3.   We note your disclosures related to the forward purchase contracts you entered into with RC. Please help us better understand the facts and circumstances surrounding these agreements and provide us a comprehensive explanation of the following:
   - Why you entered into the forward purchase contracts;
   - How you negotiated the forward prices, including the then current market prices and your expectations regarding future prices;
   - The factors that you believe resulted in the subsequent decline in corn prices, including the now current market prices;
   - How you determined the amount of the loss you recorded and the additional loss you disclosed;
   - If and how much has been delivered under these agreements;
   - How you determined that these contracts qualify for the normal purchases and sales exception under SFAS 133;
   - If you entered into or have outstanding any forward sales contracts, including the terms of those agreements; and

- The material terms of the subsequent Conversion Agreement with RC, including how you intend to account for that agreement in your financial statements.

Note 18. Contingencies, page F-18

4. Please help us better understand the nature of the facts that RC could be in possession of that would not be known to you. Also, please help us better understand why RC would make this disclosure but would not disclose these facts to you or your creditors.

Item 9A. Controls and Procedures, page 21

Disclosure Controls and Procedures, page 21

5. Please revise future filings to disclose how you are remediating the material weakness you identified in your disclosure controls and procedures and internal controls over financial reporting. In addition, please also disclose how you are addressing each significant deficiency you have identified.

Financial Statements and Notes, page F-1

Exhibit 31

6. In your future annual and quarterly filings, please omit, from the introduction sentence, the certifying individual's titles since the officers should sign the certificate in their personal capacity. See Item 601(b)(31)(i) of Regulation S-K for guidance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief